SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 9, 2025
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:
“Philips shareholders approve all proposals at the AGM 2025”, dated May 8, 2025.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of May, 2025.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press Information

May 8, 2025

Philips shareholders approve all proposals at the AGM 2025

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), today announced that its shareholders approved all proposals at the Annual General Meeting of Shareholders (AGM) 2025, including:

•The re-appointment of Ms Indra Nooyi and Ms Chua Sock Koong as members of the Supervisory Board.
•The appointment of Mr Bob White as a new member of the Supervisory Board.
•The re-appointment of Mr Marnix van Ginneken as member of the Board of Management.
•The discharge of the members of the Board of Management, and of the members of the Supervisory Board.
•A full overview of the resolutions taken at the AGM 2025 can be found below.

Feike Sijbesma, Chairman of Philips’ Supervisory Board, said: “On behalf of the Supervisory Board and the Board of Management, I extend our heartfelt thanks to David Pyott for his invaluable counsel over the past decade. We are also delighted to welcome Bob White to the Supervisory Board and are very pleased with the re-appointment of Indra Nooyi and Chua Sock Koong. With our highly knowledgeable and experienced members, our Supervisory Board is well-equipped to advise and support Management as they execute Philips’ strategy.”

Mr Sijbesma added: “Together with my colleagues on the Supervisory Board, we extend our congratulations to Marnix van Ginneken on his re-appointment as a member of Philips’ Board of Management. With his strong leadership, profound understanding of the company, and his extensive international corporate governance experience, he is a tremendous asset to Philips.”

Roy Jakobs, CEO of Royal Philips, said: “I am very pleased with Bob White’s appointment to our Supervisory Board. He is a recognized global business leader with deep expertise in health technology. Philips has benefited greatly from the expertise and contributions of Indra Nooyi and Chua Sock Koong, and we are very happy with their re-appointment. Our CFO Charlotte Hanneman and I look forward to continued successful collaboration with Marnix van Ginneken who has been instrumental to Philips, as we strive to improve health and well-being of people through meaningful innovation.”

All resolutions taken at the AGM 2025:

Agenda item	Resolution
3
Annual Report 2024
•Adoption of the financial statements 2024
•Adoption of a dividend of EUR 0.85 per common share, in shares or (subject to certain
•conditions) in cash, against retained earnings
•Positive advisory vote on the approval of the Remuneration Report 2024
•Discharge of the members of the Board of Management
•Discharge of the members of the Supervisory Board

4	Composition of the Board of Management •Appointment of Mr Van Ginneken as member of the Board of Management with effect from May 8, 2025
5
Composition of the Supervisory Board
•Re-appointment of Ms Chua as member of the Supervisory Board with effect from May 8, 2025
•Re-appointment of Ms Nooyi as member of the Supervisory Board with effect from May 8, 2025
•Appointment of Mr White as member of the Supervisory Board with effect from May 8, 2025

6	Authorization of the Board of Management to issue shares or grant rights to acquire shares and restrict or exclude pre-emption rights
7	Authorization of the Board of Management to acquire shares in the company
8	Cancellation of shares

Further details about the dividend can be found via this link, and additional information on the composition of the Board of Management, the Executive Committee and the Supervisory Board can be found here. Philips’ 2024 financial statements are included in its Annual Report 2024 that was published on February 21, 2025. For more information about Philips’ AGM 2025, please click on this link.

For further information, please contact:

Michael Fuchs
Philips Global External Relations
Tel.: +31 614869261
E-mail: media@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2024 sales of EUR 18 billion and employs approximately 67,200 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.